UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

11 September 2017

Pearson plc - (the "Company")

Notification of Directors' Interests

Long-Term Incentive Plan

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. The LTIP was renewed and approved by shareholders in 2011.  The operation of the LTIP is governed by the remuneration policy approved by shareholders at the Annual General Meeting on 5 May 2017.

2017 Award

On 11 September 2017, the Company made a grant of performance-related restricted shares to executive directors under the LTIP. This represents the company's annual grant of long-term incentives to executive directors for 2017.

The awards will vest on 1 May 2020 subject to the following performance conditions:

a)  40% of the award will be based on Pearson's earnings per share in 2019;

b)  30% of the award will be based on Pearson's return on invested capital in 2019; and

c)  30% of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE 100 Index over the three-year period 1 January 2017 to 31 December 2019

Details of the performance conditions can be found on the Company's website (https://www.pearson.com/corporate/investors) and will also be contained in the Directors' Remuneration Report for the year ending 31 December 2017.

Any shares which vest on 1 May 2020 will be subject to an additional two year holding period to 1 May 2022.

The awards are consistent with the remuneration policy approved by shareholders at the Annual General Meeting on 5 May 2017 and were made on the following basis:

Name	Title	Restricted shares awarded	Share price on date of award	Face value on date of award
				£	% of base salary at date of award
John Fallon	CEO	366,000	586.00p	£2,144,760	275%
Coram Williams	CFO	215,000	586.00p	£1,259,900	245%

The notification below is made in accordance with the requirements of the EU Market Abuse Regulation.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Fallon
2	Reason for the notification
a)	Position/status	Chief executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Award of performance-related restricted shares under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	366,000
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	11 September 2017
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Coram Williams
2	Reason for the notification
a)	Position/status	Chief financial officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Award of performance-related restricted shares under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	215,000
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	11 September 2017
f)	Place of the transaction	n/a

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 11 September 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary